UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures
BARCLAYS ANNOUNCES SENIOR APPOINTMENTS
BARCLAYS PLC
Woolwich plc Senior and Subordinated Notes

Signatures
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Directorate change – 9 October 2003
Notification of directors’ interests: Companies Act 1985 s.329
Conference Speech – 7 October 2003
Notification of directors’ interests: Companies Act 1985 s.329
Notification of directors’ interests: Companies Act 1985 s.329
Barclays Bank Plc — Redemption of notes – 21 October 2003
Barclays Bank Plc acquires Gerrard Management Services Limited – 27 October
Notification of directors’ interests: Companies Act 1985 s.329
Barclays Bank Plc — Woolwich Plc transferal of debt – 31 October 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: November 4, 2003	By: /s/ Simon Pordage

Simon Pordage Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: November 4, 2003	By: /s/ Simon Pordage

Simon Pordage Head of Board Support

3 October 2003

Notification of directors’ interests: Companies Act s329

The Company was notified on 2 October 2003 by the Administrators of the Dividend Reinvestment Plan (the “Plan”) that on 1 October 2003 the following directors had received ordinary shares in the Company by way of the Plan for the 2003 interim dividend at a price of 475.19p per share. The number of shares received by each director, together with their total beneficial interests following the allotments are as follows:

Director	No. of shares received	Beneficial interests

M W Barrett	3,975	274,592
S G Russell	33	10,386

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 100,851,774 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

6 October 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 6 October 2003 that it had between 29 September and 1 October 2003 exercised its discretion and released 702,732 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 6 October 2003 that it had between 30 September and 3 October 2003 released a total of 28,119 ordinary shares in Barclays PLC at prices ranging from 460.35p to 497.75p per share. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 100,120,923 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

8 October 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 October 2003 that on 7 October 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 494.75p per share:

Director	Number of Shares

Mr C J Lendrum	26
Mr J S Varley	26

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding		Non Beneficial Holding

Mr C J Lendrum	220,470	—
Mr J S Varley	303,678	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 100,120,923 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

9 October 2003

BARCLAYS ANNOUNCES SENIOR APPOINTMENTS

Barclays PLC today announces several senior appointments.

Group Chairman and Group Chief Executive

Sir Peter Middleton, Chairman of the Boards of Barclays PLC and Barclays Bank PLC, will serve until 31 December 2004 at which time Matthew W. Barrett will succeed him. Mr Barrett will be succeeded by John Varley as Group Chief Executive.

Sir Peter Middleton, commenting on today’s announcement, said: “I am delighted to be able to announce a smooth transition of leadership in Barclays as well as several management changes which are designed to accelerate the execution of our strategy. Matt Barrett has assembled an outstanding group of senior leaders, which he will continue to lead until he becomes Group Chairman.”

Group Deputy Chief Executive

John Varley, currently Group Finance Director, will become Group Deputy Chief Executive, effective 1 January 2004. He will have responsibility for all business areas of the Group as described below and will report to Mr Barrett.

Mr Barrett said: “John Varley, a close and valued colleague, will bring to this role a wealth of experience spanning investment banking, investment management, retail financial services and, most recently, as Group Finance Director, during more than 20 years in senior management at Barclays.

“The organisational changes announced today accelerate the execution of our strategy and capitalise on the strengths of our top team.”

Chief Executive, Wholesale and Institutional

Robert E Diamond Jnr will assume responsibility for the Group’s wholesale and institutional activities globally. This will include businesses and relationships within the Group that require the sophisticated risk management and financing skills of Barclays Capital. The Board has mandated Mr Diamond to expand and invest in the Group’s market leading investment banking and investment management businesses worldwide.

Mr Diamond, who is CEO of Barclays Capital and Chairman of BGI, has an extraordinary track record in building innovative intellectual capital businesses, attracting top talent and executing powerful growth strategies. He will advance the Group’s strategic priority of developing world-class global brands in the wholesale and institutional markets.

Mr Diamond will report to Mr Varley from 1 January 2004.

Chief Executive of UK Personal & Commercial Financial Services

Roger Davis, currently Chief Executive of Business Banking, will assume the new role of Chief Executive of UK Personal and Commercial Financial Services, effective 1 January 2004.

This new business grouping, which will comprise Personal Financial Services, Business Banking and Premier Banking, will enable the Group to deepen its relationships with personal and business customers with a more integrated service offering. Mr Davis has overseen the major transformation of Business Banking that has resulted in consistently strong customer satisfaction, employee morale and financial performance. His leadership skills and commercial acumen will help us accelerate progress in what is our number one strategic priority, to extend and strengthen our core UK business.

Mr Davis will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Varley from that date.

Chief Executive of Barclays Private Clients &
International Banking

David Roberts, currently Chief Executive of Personal Financial Services, will assume the new role of Chief Executive of Barclays Private Clients and International Banking, effective 1 January 2004. He will be responsible for three major corporate priorities: building Barclays wealth businesses, advancing the Group’s personal and commercial banking activities outside the UK, and developing existing banking businesses in Europe, Africa, the Caribbean, and the Middle East.

Mr Roberts, who has successfully led both Business Banking and Personal Financial Services, has an intimate understanding of customer requirements and is ideally suited to expand both Barclays Private Clients and the Group’s retail and commercial banking businesses outside the UK.

Mr Roberts will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Varley from that date.

Chief Executive of Barclaycard

Gary Hoffman, Chief Executive of Barclaycard, has been mandated by the Board to execute a global credit card strategy. Under Mr Hoffman’s leadership, Barclaycard has developed into a world-class business, which operates in over 60 countries. Mr Hoffman has had an outstanding career in both retail financial services and the credit card business. He will lead the effort to achieve the Group’s aspiration to build an international card business as important as the domestic franchise within a decade.

Mr Hoffman will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Varley from that date.

Group Finance Director

Naguib Kheraj, currently Chief Executive of Barclays Private Clients, will become Group Finance Director, effective 1 January 2004.

Mr Kheraj has experience in all of the areas of his new portfolio — Finance, Taxation, Legal, Group Treasury, Investor Relations and Corporate Development – which he has developed over the last six years with Barclays and in his earlier career.

Prior to taking up the role of Chief Executive of Barclays Private Clients, Mr Kheraj has served as Deputy Chairman of Barclays Global Investors, Global Head of Investment Banking, and Global Chief Operating Officer at Barclays Capital. Before joining Barclays he held the post of Chief Financial Officer for Europe at Salomon Brothers.

Mr Kheraj will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Barrett.

Group Operating Committee

Mr Roberts will succeed Mr Varley as Chairman of the Group Operating Committee, effective 1 January 2004. Group Operating Committee is the principal subcommittee of Group Executive Committee.

(ENDS)

For further information please contact:

Investor Relations	Media Relations
Cathy Turner	Chris Tucker
Head of Investor Relations	PR Director
Tel: 0207 699 3638	Tel: 0207 699 3161

13 October 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust (the “trust”) notified the Company on 13 October 2003 that it had on 8 October 2003 purchased 2,447 ordinary shares in Barclays PLC at a price of 503.68p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 13 October 2003 that it had on 9 October 2003 purchased a total of 1,356 ordinary shares in Barclays PLC at a price of 503.68p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 100,117,866 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

7th October 2003

BARCLAYS PLC

Matthew W. Barrett, CEO of Barclays PLC, is speaking today at the Merrill Lynch European Banking And Insurance Conference.

A transcript of the speech will be available later this morning on the Barclays website at: www.investorrelations.barclays.co.uk.

ENDS

For further information contact:

Investor Relations:	Corporate Communications:
Cathy Turner 020 7699 3638	Leigh Bruce 020 7699 2658
James Johnson 020 7699 4525	Chris Tucker 020 7699 3161

15 October 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 15 October 2003 that on 14 October 2003 it had purchased, and now held as bare trustee, ordinary shares in the capital of Barclays PLC as dividend shares under the SIP for the following directors at a price of 514.25p per share. The number of shares received by each director, together with their total beneficial interests following the purchase are as follows:

Director	Number of Shares	Beneficial Holding	Non Beneficial

Mr C J Lendrum	7	220,477	—
Mr J S Varley	7	303,685	—

Following this transaction, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 100,117,866 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

20 October 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 20 October 2003 that it had on 14 October 2003 exercised its discretion and released 10,996 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 20 October 2003 that it had on 14 October 2003 purchased a total of 991,786 ordinary shares in Barclays PLC at a price of 514.45p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 20 October 2003 that it had on 14 October 2003 purchased a total of 88,186 ordinary shares in Barclays PLC at a price of 514.45p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 20 October 2003 that it had on 14 October 2003 purchased a total of 219 ordinary shares in Barclays PLC at a price of 514.45p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 101,187,061 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

21 October 2003

Barclays Bank PLC

Barclays redeems £100,000,000 7.875 per cent. Undated Subordinated Notes (the “Notes”) comprising bearer notes (ISIN: XS0046279625) and registered notes (ISIN: GB0000870815)

Barclays Bank PLC announced today, 21 October 2003, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 20 October 2003.

The Notes will be cancelled and there are no further Notes outstanding.

Barclays Bank PLC acquires Gerrard Management Services Limited

Barclays Bank PLC (“Barclays”) today, 27 October, announces the acquisition, subject to regulatory approval, of Gerrard Management Services Limited (“Gerrard”) from Old Mutual plc for a total cash consideration of £210m. The acquisition brings together Gerrard, one of the UK’s leading private client wealth managers with £12.5bn assets under management and 116,000 client accounts, with Barclays Investment Management, part of Barclays Private Clients, which provides wealth management services to Barclays Group customers.

This transaction advances the delivery of one of Barclays strategic priorities, which is to build a leading UK and European wealth and asset management business. Barclays and Gerrard are two complementary businesses which share the objective of offering clients a fully integrated wealth management service.

On completion, the combined business will be the UK’s largest private client investment manager with £21.4bn assets under management in discretionary and advisory portfolios for affluent and high net worth clients.

— Ends —

Contacts:
Investor Relations
James Johnson
020 7699 4525

Media Relations
Hilary McVitty
020 7699 2674

27 October 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 27 October 2003 that it had on 21 October 2003 exercised its discretion and released 7,071 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 101,179,990 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Woolwich plc Senior and Subordinated Notes

Barclays Bank PLC (“Barclays”) and Woolwich plc (“Woolwich”) announced today that in accordance with the provisions of the Barclays Group Reorganisation Act 2002 (the “Act”), substantially all of the business and the assets and liabilities (whether present or future, actual or contingent) of Woolwich will be transferred to, and vest in, Barclays by operation of law on 1 December 2003 (the “Appointed Day”). Those assets and liabilities which will not transfer and which will be retained by Woolwich (the “Retained Assets and Liabilities”) will be specifically referred to in the statutory notices published pursuant to the Act. The Senior Debt and the Subordinated Debt (as defined and as set out below) do not form part of the Retained Assets and Liabilities.

Accordingly, the Senior Debt and Subordinated Debt will become, respectively, senior and subordinated issues of Barclays on the Appointed Day. Barclays will thereafter be liable for all future payments of principal and interest under the Senior Debt and Subordinated Debt to the respective holders thereof and will, as issuer thereunder, comply with all the terms and conditions of the Senior Debt and the Subordinated Debt. The rights of each holder of Senior Debt and Subordinated Debt will thereafter be exercisable against Barclays and not Woolwich, but otherwise remain the same. The trustee and the principal and other paying agents under the Senior Debt and Subordinated Debt also remain the same.

Any future queries or communications in connection with the Senior Debt and Subordinated Debt should be addressed to Barclays Bank PLC, Group Treasury at 10 The South Colonnade, Canary Wharf, London E14 4PU marked for the attention of Capital Planning (telephone 020 7773 3700; fax 020 7773 1626).

£5,000,000 Floating Rate Notes due 2003 (ISIN Number XS 0085062213)
£400,000,000 Floating Rate Notes due 2004 (ISIN Number XS 0078772851)
$300,000,000 Floating Rate Notes due 2004 (ISIN Number XS 0094400628)
€500,000,000 Floating Rate Notes due 2005 (ISIN Number XS 0107574104)
£4,000,000 Floating Rate Notes due 2005 (ISIN Number XS 0113377328)
£3,000,000 Floating Rate Notes due 2005 (ISIN Number XS 0115745563)
£1,500,000 Floating Rate Notes due 2005 (ISIN Number XS 0117758614)
£250,000,000 Floating Rate Notes due 2006 (ISIN Number XS 0096034508)
€7,746,853.49 Floating Rate Notes due 2007 (ISIN Number XS 0080965113)
$300,000,000 Floating Rate Notes due 2007 (ISIN Number XS 0105761729)
£55,000,000 Floating Rate Notes due 2009 (ISIN Number XS 0098120677)
(collectively, the “Senior Debt”)

€250,000,000 5.25% Subordinated Notes due 2011 (ISIN Number XS 0099099581)
£150,000,000 Floating Rate Subordinated Bonds due 2012 (ISIN Number XS
0073220625)
£100,000,000 10.125% Subordinated Notes due 2017 (ISIN Number XS 0042695782)
£200,000,000 9.5% Subordinated Bonds due 2021 (ISIN Number XS 0068009637)
£150,000,000 9.25% Perpetual Subordinated Bonds (ISIN Number XS 0071252919)
(collectively, the “Subordinated Debt”)